

July 11, 2011

Via E-mail
Robert Kohn, CEO
BioPower Operations Corporation
1000 Corporate Drive, Suite 200
Fort Lauderdale, FL

> **Re:** **BioPower Operations Corporation**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed June 27, 2011**
> **File No. 333-172139**

Dear Mr. Kohn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1
General

1. Please revise throughout the prospectus to provide the disclosure therein as of the most recent practicable date, as appropriate. For example, we note your disclosure pursuant to Items 201(b), 403 and 507 of Regulation S-K appears to require updating.

Use of Proceeds, page 10

2. We partially reissue comment two of our letter dated June 21, 2011. We note your revised disclosure on page 11 regarding the number of potential biomass projects you would pursue at each level of proceeds. Please also revise to clarify whether such biomass projects would be developed simultaneously or if you intend to wait until a particular project is either completed or fails to obtain funding before attempting to develop a new biomass project.

3. In this regard, please also revise to clarify how you calculated the $850,000 figure in the second paragraph of page 11 in light of the estimated maximum $400,000 cost to develop a potential biomass project.

4. Please add back the disclosure removed from the use of proceeds section, as such information is useful in understanding how the proceeds will be used.

Security Ownership of Certain Beneficial Owners and Management, page 42

5. We reissue comment 12 of our letter dated June 21, 2011. The revision to footnote five that this reflects the percentage for matters presented to common stock shareholders for approval does not appear correct. The preferred stock has voting rights on these matters as well and so it would appear that this represents all stock, not just common. Please revise or advise.

Exhibits
Exhibit 5.1

6. Please have your counsel revise the first paragraph of the legality opinion to refer to the correct number of shares being registered. In this regard, we note that it appears you are registering an aggregate of 27,250,000 shares rather than 26,250,000 shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director